Certificate of Notification
                                    Filed by

                               GULF POWER COMPANY


Pursuant to an order of the Securities and Exchange Commission dated October 28, 2003 in the matter of File No. 70-10154.

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         Gulf Power Company hereby certifies to said Commission, pursuant to Rule 24 of the Public Utility Holding Company Act of 1935, as amended, that, as of the end of the first quarter of 2005, it has created no financing subsidiary pursuant to the statement on Form U-1, as amended, in the above matter.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  April 22, 2005                             GULF POWER COMPANY


                                                   By:   /s/Wayne Boston
                                                           Wayne Boston
                                                        Assistant Secretary